EXHIBIT 21.1

Direct and Indirect Subsidiaries of Artisan Components, Inc.

Name	Jurisdiction of Incorporation or Formation

Venice Acquisition Corporation	Delaware, United States

Artisan Components International Delaware, L.L.C	Delaware, United States

Artisan Components International Limited	Ireland

Artisan Components Asia-Pacific PTE Ltd *	Singapore

* A wholly-owned subsidiary of Artisan Components International Limited (Ireland)